

PRICER

PRESS RELEASE

from Pricer AB (publ) June 30th 2010


SEC MAIL PROCESSING
RECEIVED
JUL - 6 2010
WASH, D.C. 193 SECTION

Conversion of convertible loan

The holders of the remaining convertible loans of 22.45 MSEK from 2007 today converted the loans to Pricer series B shares. The agreed conversion rate was 0.57 SEK per share leading to a total of 39,385,963 new shares being issued, representing 3.7 percent of the total number of issued shares.

After the conversion Pricer's share capital amounts to 105,551,816 SEK represented by 1,055,518,163 shares, whereof 2,260,717 series A shares and 1,053,257,446 series B shares.

For further information, please contact:
Charles Jackson, CEO, or Harald Bauer, CFO, Pricer AB: +46 8 505 582 00

In its capacity as issuer, Pricer AB is releasing the information in this press release in accordance with the Swedish Securities Exchange Act (2007:528). The information was distributed to the media for publication at 16:00 hrs CET on Wednesday June 30th, 2010.

***Pricer** provides the retail industry's leading electronic display and Electronic Shelf Label (ESL) platform, solutions, and services for intelligently communicating, managing, and optimizing price and product information on the retail floor. Pricer is the only company today offering a communication platform that supports both segment based ESL and pixel-based ESL. The platform is based on a two-way communication protocol to ensure a complete traceability and effective management of resources. The Pricer system significantly improves consumer benefit and store productivity by simplifying work in the store.*

Pricer, founded in 1991 in Uppsala, Sweden, offers the most complete and scalable ESL solution. Pricer has about 5,400 installations in more than 40 countries with the largest ESL world market share. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ.) is quoted on the Nordic Small Cap list of OMX. For further information, please visit www.pricer.com

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993